Exhibit (a)(5)(B)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 9, 2011, and the related Letter of Transmittal (as defined below), and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Advanced Analogic Technologies Incorporated

by

PowerCo Acquisition Corp.,

a wholly owned subsidiary of

Skyworks Solutions, Inc.,

at

$5.80 Net Per Share

PowerCo Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Skyworks Solutions, Inc. (“Skyworks”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated (“AATI”), at a price of $5.80 per Share net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who are the record holders of Shares and who tender directly to BNY Mellon Shareowner Services, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. Skyworks or Offeror will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, AT THE END OF MONDAY, JANUARY 9, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of Shares that represents at least a majority of the Shares outstanding immediately prior to the expiration of the Offer. The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 26, 2011, among Skyworks, Offeror and AATI, as amended by Amendment No. 1 dated November 30, 2011 (as so amended, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the

“DGCL”), Offeror will be merged with and into AATI (the “Merger”). Following the effective time of the Merger (the “Effective Time”), AATI will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Skyworks, and the separate corporate existence of Offeror will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) any Shares that are owned by AATI as treasury stock or by any wholly owned subsidiary of AATI and any Shares owned by Skyworks, Offeror or any other wholly owned subsidiary of Skyworks, or (2) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected such holder’s right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be automatically canceled and extinguished and will convert into and become the right to receive from the Surviving Corporation an amount of cash, without interest, equal to the Offer Price. If a holder of Appraisal Shares fails to validly perfect or loses such appraisal rights, then the Appraisal Shares will be deemed to have been canceled at the Effective Time, and the holder of those Appraisal Shares will be entitled to receive the Offer Price (payable without any interest thereon) in exchange for such holder’s Shares. See Section 11—“Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; ‘Going Private’ Transactions; Plans for AATI” of the Offer to Purchase.

The board of directors of AATI has unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of AATI and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that AATI’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of the Shares for payment pursuant to the Offer, and from and after the giving of such oral or written notice, whether or not payment for such Shares has yet been made or received, Offeror shall be deemed to be the record and beneficial owner and holder of such Shares for all purposes, including for purposes of determining the owner and holder of record entitled to vote at any special meeting of AATI stockholders convened to vote on the adoption of the Merger Agreement and the approval of the Merger. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering AATI stockholders for the purpose of receiving payment from Offeror and transmitting payment for Shares validly tendered and not properly withdrawn. In all cases, payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares (“Share Certificates”), or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

If any of the conditions to the Offer (see Section 14—“Conditions of the Offer” of the Offer to Purchase) has not been satisfied or waived as of any then scheduled Expiration Date, and if the Merger Agreement has not been terminated in accordance with its terms, the Merger Agreement provides that Offeror shall extend the Offer for periods of up to ten business days each until the date on which all such conditions have been satisfied or waived. However, Offeror is not required to extend the offer beyond June 30, 2012. Offeror may, without the consent of AATI, extend the Offer (1) as required by the Merger Agreement or applicable law (including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC) or (2) in connection with an increase (which we do not anticipate making) in the consideration to be paid pursuant to the Offer so as to comply with the applicable rules and regulations of the SEC. Offeror may, without the consent of AATI, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, following an acceptance for payment of Shares in the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Other than during a subsequent offering period, tendering stockholders may withdraw Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in the Offer to Purchase, tendering stockholders may also withdraw such Shares at any time after the date that is 60 days from the date of the Offer to Purchase. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, the stockholder must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the stockholder’s name, the number of Shares that the stockholder wants to withdraw and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from the stockholder’s name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, the stockholder must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution (as defined in the Offer to Purchase) must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Stockholders may not rescind a withdrawal of Shares. Any Shares that are properly withdrawn will be considered not validly tendered for purposes of the Offer, but may be tendered again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

AATI has provided Offeror with AATI’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

December 9, 2011